1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

February 22, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Dominic Minore, Division of Investment Management

Re:	The Saratoga Advantage Trust (the “Trust”)
(File No. 033-79708; 811-08542)

Dear Mr. Minore:

Thank you for your telephonic comments regarding the Trust’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on January 29, 2016 relating to the Special Meeting of Shareholders (the “Meeting”) of the James Alpha Global Enhanced Real Return Portfolio (the “Portfolio”), an existing series of the Trust, being held for the purpose of asking shareholders of the Portfolio to vote on a new investment advisory agreement with James Alpha Advisors, LLC (“JAA”). The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s proxy statement on its behalf. These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about February 23, 2016. Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

Comment 1.	Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response 1.          This letter includes the “Tandy” information and will be filed via EDGAR.

Comment 2.	Under the heading “Proposal 1: Approval of Investment Advisory Agreement–The New Agreement–Fees,” the disclosure states that amounts waived under the Previous Expense Limitation Agreement with Armored Wolf, LLC (“Armored Wolf”), the Portfolio’s prior investment adviser, are subject to subsequent recapture by Armored Wolf. Please disclose whether Armored Wolf has recaptured or intends to recapture any such waived fees or expenses. Furthermore, please confirm that JAA will not recover any fees or expenses waived by Armored Wolf.

Response 2.          Armored Wolf has not sought reimbursement for eligible fees it waived and expenses it paid under the Previous Expense Limitation Agreement, and does not intend to seek such reimbursement. JAA will not seek to recover any fees or expenses waived by Armored Wolf.

Comment 3.	Under the heading “Board Considerations in Approving the New Agreement–Nature, Quality and Scope of Services,” the disclosure states that the Board considered, with respect to the nature, quality and scope of services rendered, that the New Agreement will be “substantially similar” to the Previous Agreement. Please consider whether the term “substantially the same” is appropriate to describe the differences between the agreements. If the agreements are “substantially similar” rather than “substantially the same,” please disclose any material differences between the agreements, including any services that will differ under the agreements; the different costs; whether the Board considered such costs; and, if applicable, why the Board did not consider such costs.

Response 3.          The disclosure has been revised to state that the New Agreement will be substantially the same as the Previous Agreement.

Comment 4. Under the heading “General Information–Other Business,” the disclosure states: “[I]f any other matters properly come before the Meeting, it is the intention of the Board that proxies will be voted on such matters in accordance with the judgment of the persons designated therein as proxies consistent with their fiduciary duties. .. . .” We also note that the proxy card purports to appoint the proxy discretion upon such other matters as may properly come before the meeting. If adjournment of the meeting is contemplated as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act of 1934, as amended. Please note that pursuant to Rule 14a-4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated. Please also consider adding an additional proposal to transact such other business as may properly come before the meeting. To the extent applicable, please revise this disclosure and the proxy card.

Response 4. We respectfully disagree with the Staff’s position with respect to Rule 14a-4. In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the

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Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the Commission stated:

“Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.”

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Trust represents that it will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980):

“[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.”

Because the Trust is a Delaware statutory trust, corporate governance matters are governed by the Delaware Statutory Trust Act (the “DSTA”). Section 3806(b)(5) of the DSTA establishes that the Trust’s declaration of trust and by-laws:

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“[m]ay, if and to the extent that voting rights are granted under the governing instrument[s], set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote. (Emphasis added.)”

Consistent with the DSTA, the Trust’s Master Trust Agreement states that any meeting of shareholders, whether or not quorum is present, may be adjourned for any lawful purpose provided that no meeting shall be adjourned for more than six months beyond the originally scheduled meeting date. A majority of the shares voted, at a meeting of which a quorum is present, shall decide any questions. The Proxy Statement clearly recites this authority.

As a result, any adjournments made pursuant to the Proxy Statement will be consistent with Rule 14a-4 under the 1934 Act. Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. As implied by the Proxy Rules Reference Book and consistent with widespread industry practice,[1] whether a matter is “incident to the conduct of the meeting” is a question of state law.

In addition, the proxy card will explicitly state that the persons named as proxies on the proxy card are authorized to vote on any and all adjournments of the Meeting. As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the Meeting in their discretion (subject to the Commission’s consideration in the Adjournment Release). We are aware of no precedent suggesting adjournments are excluded from “matters incident to the conduct of the meeting” under Rule 14a-4(c)(7). Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within fund management’s discretionary authority when voting proxies. Accordingly, the Trust believes that adjournments are not prohibited by Rule 14a-4(d)(4) because they are matters referred to in Rule 14a 4(c)(7), and that the Proxy Statement, proxy card and the actions contemplated therein are consistent with Rule 14a-4.

For the reasons discussed above, including the precedent under the Adjournment Release and the DSTA, we do not believe a separate box is required. We note that operating corporations almost universally do not include such a box despite stating that proxies may be voted at their annual meeting or any adjournment thereof. We further note that this reading of Rule 14a 4(b)(1) would mean that any “matters incident to the conduct of the meeting” would require an additional voting requirement, which would make Rule 14a-4(c)(7) redundant. Rather, the purpose of Rule 14a-4(c) is to allow for the orderly conduct of shareholder meetings by granting discretion for the voting of proxies where unanticipated

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issues arise, which places adjournments squarely within the scope of Rule 14a-4(c)(7).

Nonetheless, Rule 14a-4(b)(1) provides that: “A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case.” As noted above, the proxy card will state that the persons named as proxies on the proxy card are authorized to vote on any and all adjournments of the Meeting.

Lastly, the Trust understands the fiduciary concerns articulated in the Adjournment Release of adjourning a meeting where an overwhelming majority of the votes received so far have been voted “against” a proposal. We note, however, that in the case of the Trust the proposal has been approved unanimously for submission to shareholders by the Independent Trustees of the Board with the recommendation that shareholders vote “for” a proposal. The most likely circumstance under which the Trust would adjourn a meeting to solicit more proxies in the presence of a quorum is where an overwhelming majority of the shares voted so far have been voted “for” the proposal, but sufficient votes have not been received to carry the proposal. We fail to see the benefit of requiring the Trust to bear the costs of an additional solicitation to approve a proposal that has been unanimously recommended by the Independent Trustees and has been overwhelmingly approved by those shareholders who have voted so far, simply because other shareholders have not had the opportunity to register their votes yet. We believe the Commission adequately addressed the fiduciary requirements that apply to Fund management in these circumstances in the Adjournment Release in 1973, and that the Commission correctly approved the solicitation of additional proxies subject to the guidance in the Adjournment Release, rather than impose the costs of additional solicitations on a fund and its shareholders

Comment 5. In “Appendix A–Investment Advisory Agreement,” under the heading “Termination; No Assignment,” the agreement states: “This Agreement may be terminated by the Trust on behalf of the Fund at any time without payment of any penalty, by the Board of Trustees of the Trust or by vote of a majority of the outstanding voting securities of the Fund, upon written notice to the Adviser, and by the Adviser upon one hundred and eighty (180) days’ written notice to the Fund.” Please revise this sentence to track the language in Section 15(a)(3) of the Investment Company Act of 1940, as amended.

Response 5. We respectfully submit that the existing language tracks in substance the requirements of Section 15(a)(3) and do not believe revisions are required.

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As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
●	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

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